

May 31, 2011

Mr. Jeffrey D. Capello
Executive Vice President and Chief Financial Officer
Boston Scientific Corporation
One Boston Scientific Place
Natick, Massachusetts 01760-1537

     Re: Boston Scientific Corporation
             Form 10-K for the fiscal year ended December 31, 2010
             Filed on February 17, 2011
             File No. 001-11083

Dear Mr. Capello:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  Brian R. Cascio
                  Accounting Branch Chief